FILED BY INTERNATIONAL GAME TECHNOLOGY (COMMISSION FILE NO. 001-10684) PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933. IN ADDITION, INTERNATIONAL GAME TECHNOLOGY DEEMS THIS COMMUNICATION TO BE FILED UNDER RULE 14a-12 OF THE SECURITIES EXCHANGE ACT OF 1934.

The following is a transcript of a conference call held on Tuesday, November 6, 2001, relating to the results of IGT’s fourth quarter and fiscal year 2001.

IGT

IGT
November 6, 2001
1:00 p.m. CST

Moderator	Ladies and gentlemen, thank you for standing by. Welcome to the IGT fourth quarter and fiscal year 2001 conference call. At this time all participant lines are in a listen-only mode. Later there will be a question and answer session, and instructions will be given at that time. As a reminder, today’s call is being recorded.

At this time I would like to turn the conference over to Tom Baker. Please go ahead, sir.

T. Baker	Thank you. This is Tom Baker. I’m the CEO of IGT. We welcome all of you to our conference call. We’re going to talk about the fiscal year. We released those numbers with the press release early this morning. Before I make my comments, I’m going to turn it over to Maureen Mullarkey, our Chief Financial Officer, who is going to review the press release. Maureen, I’ll turn it over to you.

M. Mullarkey	Thank you, Tom. Before I begin I would like to read a brief prepared statement. It’s a little long this time around. During the course of this conference call we may make forward-looking remarks regarding future events or future financial performance of IGT. We wish to caution that such statements represent our expectations or beliefs and actual events or results may differ materially. We refer you to the documents we file from time to time with the SEC. These documents contain important factors that could cause actual results to differ materially from those contained in any forward-looking statement we may make today.

I’d like to go on to say that the information presented in the following conference call is not a substitute for the joint proxy statement prospectus of IGT and Anchor that’s filed with the SEC. Investors are urged to read that document, including the final joint proxy statement, when it is available, and it will contain important information including detailed risk factors. The joint proxy statement/prospectus and other important documents filed by IGT are available free of charge at the SEC’s Web site and from IGT and Anchor.

IGT and Anchor Gaming and their directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the merger. Information concerning IGT’s and Anchor Gaming’s directors and executive officers can be found in documents filed by IGT and Anchor Gaming with the SEC. Certain directors and executive officers of IGT and Anchor Gaming may have direct or indirect interests in the merger. Additional information regarding participants is contained in the joint proxy statement/prospectus.

So on to the review of the financials for fiscal year 2001. In the fourth quarter IGT recorded earnings per share in Q4 of $0.73 per share, that’s $0.02 ahead of street expectations, helping us to top off the best year in our company’s history. For the year, earnings per share were $2.80, more than 56% above last year’s previous record levels.

Revenues for the quarter, including our income from joint ventures, totaled $335 million, an increase of over 6% from last year. Improving margins in the period resulted in consolidated profit growth of over 13%. A major contributor to this performance was the record level of IGT’s proprietary game operations; that is our segment that we recognize recurring revenues and cash flows. This segment came in at $108 million, a full 10% above our previous record set in Q3, and 43% above last year’s $75 million.

For the year, revenues, again including joint venture income, totaled $1.3 billion, up 34% over last year’s and related gross profits were up over 35%.

EBITDA in the quarter and the year also established new records. For the quarter our EBITDA of $127 million grew 2.3% over the Q3 record level. For the year EBITDA at $472 million rose to 41% over last year. Remember, game operations, a recurring source of our revenue and cash flow, contributed over 65% of total EBITDA for the period.

These strong operating results allowed us to finish the year with over $364 million in cash and equivalents, which is up over 49% from last year. We think this is very notable by itself, but even more so given our previous announced repurchase of 2.5 million shares in Q4 for a cost of over $100 million. We also realized efficiencies in other areas of the balance sheet, including inventory turns and days sales outstanding. Operating efficiencies on both the income statement and the balance sheet resulted in free cash flow at the end of the year in excess of $275 million, and that is after the $85 million in cash paid to service our debt.

I’d like to make a couple of comments on product sales. Fiscal year 2001 product sales benefited from strong volume improvements across all of our North American markets and in Australia. We were able to maintain our market share and in some cases improve it related to the ongoing and very successful games we introduced worldwide. We saw average prices increase steadily during the year, and we also saw improving gross margins for the fourth quarter and full year.

Fourth quarter product sales were $188 million. That compared to $208 million for the prior year. Related gross profits actually grew by 15%, due to ongoing cost savings and improving mix. Domestically strong Q4 replacement sales were up over 50% from last year, in riverboat, cruise ship, Atlantic City and Nevada markets, helped to offset a decrease in volumes to the Native American markets, primarily California. EZ Pay system sales growth and conversion license fees also contributed to enhanced domestic product sales in the quarter.

Q4 average prices increased 10% compared to last year, and 22% for the full year. Contributing to this increase were a combination of several items, including a stronger video product mix, which carry higher prices due to the added features and functions, an increase in the number of EZ Pay and other system sales, higher parts and service revenues. We had a price increase last year and a much higher mix of domestic sales for the full year.

Average prices in total grew to almost $6,900 for the year compared to $5,600 last year. Domestic average prices surpassed $9,500 and international average prices, again for the fully year, grew to over $3,800.

During Q4 and the full fiscal year we realized improving product gross margins, a trend that we expect to continue into fiscal ’02. Gross margins for the quarter were $80.2 million or 43% and compared favorably to the 37% recorded in Q4 of 2000. Domestic product sales margins were the primary contributor, growing 23% over last year for the quarter. Again, cost reductions and an improved mix helped to grow margins for the full fiscal ’01 year and the quarter. For the full fiscal year gross margins came in at 40% versus 38% last year.

Moving on to gaming operations, quarter to date the revenues from gaming operations, and I am including our income from joint ventures, set a new record at $146 million for the current quarter, compared to $108 million last year. The average revenue per day per machine was over $61 in the fourth quarter and we saw the installed base of games surpass 26,000. Revenues without the joint venture also set a new record at $108 million in the current quarter, compared to $75 million last year, for a growth of over 43%. It was also $10 million higher than the previous record of $97 million set in the quarter ended this past June.

Year-to-date gaming operations revenue totaled $518 million versus $401 million last year, growing 29%. Revenues grew $117 million in total; IGT’s proprietary systems represented 64% of the growth, with the joint venture representing 31% of the growth.

IGT wholly owned games at the end of the year totaled 11,300; alliance partners at 800 and joint venture games at 14,100 for a total install base of 26,200.

Consolidated gaming operations profit, including the joint venture was $98 million, or 67% compared to $79.5 million or 74% last year. The significant swing in the margin percentage was due to the declining interest rate environment we experienced, not only in the fourth quarter, but all of last year, and it did include the unexpected 50 basis point reduction that occurred at the very end of our September quarter.

Gross profits for consolidated game operations including the joint venture for the year were $346 million, or 67% compared to 69% last year. We saw a reduction in prime rate. We started the year at 9.5%; we ended the year at 6%. We estimate that that decline impacted gross profits negatively by approximately $14 million in the year for a cumulative impact on EPS of $0.11.

During the quarter and fiscal year the company continued to make strategic operating investments. On October 29th we went live with our first phase of our new enterprise resource planning system, utilizing SAP software. While this is the first of three significant phases, we expect this new system to enable us to be more efficient globally for many years to come. We’ve also continued to invest in what we think is the finest research and development organization in the industry, and we also added to our legal team to ensure we protect our investments in intellectual property. For the quarter, operating expenses totaled $74 million, or 22% of revenue, including again the joint venture income. For the full year operating expenses totaled $282 million, or 21% of revenue, down as a percentage from revenue of 24% in the previous year.

During the quarter we booked about $3.7 million in expense in the category other income and expense. This relates to about $1.7 million paid to an alliance partner related to past issues concerning rollout schedules, $1.4 we booked as an expense related to funds in a bank account in South America that unfortunately failed, and $600,000 related to legal settlements in South America. We have no further exposure on any of these items.

I just want to comment on a few more items on the balance sheet before I turn it back over to Tom. As I mentioned earlier, the improvements in both working capital and efficiencies helped grow free cash flow to in excess of $275 million for the full year, about $340 million if you exclude the cash paid for interest. Again, we ended the year with over $364 million in cash.

Our leverage ratio at the end of the year was 1.5 times. That compares to the prior year of 2.5 times. Our interest coverage improved to almost 5.6 times compared to 3.9 times last year. We realized improvements in return on equity of 109% at the end of fiscal ‘01 compared to 93% in the last year.

Obviously we are extremely pleased with this year’s results and we will continue to focus on our core business fundamentals that not only grow our earnings but also improve our efficiencies for many years to come. We do believe that we set ourselves apart a bit, again on the efficiencies and the operating statement and the balance sheet, and it gives us the ability to consistently generate free cash flows in excess of our earnings.

Thank you very much. Tom, I’ll turn it back over to you.

T. Baker	Thank you, Maureen. I think from listening to Maureen’s report and reading the press release it’s now clear that 2001 was not only a record year that surpassed all prior years. I can tell you that we also surpassed all of our internal goals and broke most if not all performance records that we use to measure the business. However, it’s time to move on; 2002 is another year. I’m predicting that it will be yet another record year, and we believe that the foundation is in place that we are comfortable saying that at this point in time. I want to talk to you a little bit about why we feel positive about that foundation.

In terms of product sales and the games that we sell to the industry, we believe we have the best games. Our market share continues to be as strong as anyone. We are the leader in the domestic market. Our distribution and service is second to no one.

At the recent gaming conference Global Gaming Expo (G2E) we showed many of our new products, but there’s a few that I want to mention today. Our customers have been asking for more spinning reel games. The games I’m going to mention here, Crystal 7’s, Triple Double Dollars and Triple Lucky 7’s, are all in test mode at the current time. They’re all three-reel games available for sale. Double Diamond Run and Little Green Men are five reel vision games, which are also spinning reel games, are all testing extremely strong in our WAM testing process currently.

In the video area we also had a wide array of video machines, games that are yet to come out, but are in test, our State Fair, Enchanted Unicorn and Dick Clark Censored Bloopers. A game that has just been released out of test, Tailgate Party, tested very good. Now when I mention these games, and I’ve said this before, but just to remind you, when we mention that these games are going through our WAM testing process, the reason I mention them is because in our testing process they’re doing two to three times the house average. That’s compared to the house average of other strong IGT games that they are being compared to. This has been a pretty good measure for us as to how these machines will be accepted in the marketplace as they roll out.

I want to make a few comments again about the replacement market. We still believe the average age of machines in the domestic market is seven to eight years. We believe that technology will continue to drive the operator’s desire to replace products. We believe that a major reason for buying new machines will be added functionality. We believe that functionality will be at the machine. Some examples of this are cashless technology, but in addition to that it will be functionality that makes the machine more convenient and allows the operators to market to their customers.

Our cashless, or ticket-in/ticket-out technology, we believe is leading the way for this. There were 23,000 cashless machines at the end of the June 30th 2001 quarter; that includes IGT and all competitors. That grew to just under 28,000 at the end of September; 90% of those machines are IGT. We believe cashless machines will grow to 33,000 by the end of the December quarter and over 40,000 by the end of March, which will be halfway through our current year. The growth will approach 40% in six months. A major factor stimulating replacement for years to come will be cashless technology.

Replacement sales continue to be the most significant part of our product sales array. Q4 replacement was 9,600 units; that’s the second best quarter ever. In fiscal 2001 the replacement units were 38,000; that’s double what we had in fiscal 2000. We believe that over the next two years you’ll start to see the average age of the machines start to come down.

A few comments about the Native American market. California was a big market last year. That market is near the legislated number of machines allowed; it’s approaching maturity. There may be a change, but currently there are about 41,500 machines in California, operating in 46 casinos; about half of those are IGT. In addition to California there’s about 97,000 machines in 130 Native American casinos outside California; about 57% of those are IGT.

We believe that in 2002, without a new market such as California, that Native American sales will be close to the record number of units in 2001. In 2001 we sold about 19,200 units to Native American casino operations. That number will be about 18,000 in 2002.

Also in the product sales area we saw an improvement in our gross profits of 40% in 2001 versus 38% in 2000. We believe there are further opportunities for expansion of the margin. This is the result of operational cost controls that have been implemented this past year that we believe will be maintained for the future. Another factor is the lower costs of components, last year we saw an unusually high aberration in the high cost of electronic components, including and especially flash memory. That for the moment has gone away and we see a possible expansion of one to two points in the gross profit area.

A few comments about capital expenditures on the part of our customers. This is a big unknown; there are many questions that people are asking. The one thing that we can tell you, that to date we have had no cancellations of machine orders. We have had 500 machines that have been postponed to later in the year, but of the orders that we have had that is the only impact on the machine orders.

One factor that may help the customers decide where to go is a new tax proposal, HR3090, which allows the first year depreciation on certain equipment to be as high as 30%. Casino equipment will qualify for this approach.

Some operators have said that they are going to freeze capital expenditure plans, but many others continue to be silent. There are still others that are moving forward. Our EZ Pay projects are continuing. We believe that the demonstrated cost savings of EZ Pay, on which there is no debate, make more sense than ever. EZ Pay installation since September 11th have been in four places, Caesars’ Palace Las Vegas, the Silver Star in Mississippi, the Red Fox Casino in California, and the Flamingo in Las Vegas.

During the first quarter we will see additional EZ Pay installations in Bally’s Park Place New Jersey, Palace Station, Sunset Station, Green Valley, Boulder Station, Carson Plains in Dayton, that’s Nevada, Island Capri in Blackhawk, Colorado, and Cadillac Jack’s in South Dakota. There are two EZ Pay installations in Tunica, Mississippi, one at Sheraton and one at Bally’s, that have been postponed. Despite any statements, however, we believe that the EZ Pay orders will continue.

We believe there will be a shift from the first half to the second half. It’s hard to say what the order flow would have been had the events of September not taken place. Our comments are on the orders that we have. But we believe that any delayed buying decisions in Q1 and possibly Q2 should not and will not penalize the overall performance for 2002.

A few comments about our game operations. Maureen’s comments, it’s clear we had the best year ever. The game growth was 7,000 units. Joint venture games was almost half that, about 3,400 units. In 2002 we have six new brands that will be introduced in the game operations area, with 20 unique game models. The brands that we will introduce during the year, Frank Sinatra machines, a Diamond Cinema, Harley Davidson, Uno and Magic Eight Ball. We’ll introduce an I Love Lucy machine, that when you move to the bonus round will actually smell the chocolates from the famous Lucy episode where she is working on the assembly line boxing chocolates. The last brand is Lifestyles of the Rich and Famous.

We don’t know what the growth will be for the year, but we don’t believe it will be as high as it was last year at 7,000. Our projected growth is to reach 4,000 additional units and exceed 30,000 mega jackpot units by year-end. At the present time the backlog in this area is about 2,300. To succeed the games must be very strong; we know that. Most of the games that we put out are very strong and we’re very excited about the new brands that we have.

Maureen made a comment about interest rates. There is some discussion that there will be further interest rate reductions. Those are issues of the business that we have to live with. In the international area, we believe it’s stronger than ever through the geographic diversity. We expect further improvement in 2002 and beyond. Barcrest continues to be the market leader in the UK.

Recently in the UK there was a report issued called the Bud Report, which lays the groundwork for expansion of the casino market in England. It will expand the casino sites beyond the current limit of 53 casinos. It will provide Nevada style machines with no limit on bet size, payoffs, no limit on table or machines. The Bud Report suggests linked wide area progressives and allows four gaming machines at bingo halls. There are currently about 750 bingo halls in the UK. Participation will be at the discretion of the supplier and operators, and we believe this will have an impact in 2003. This is a major opportunity with no down side for IGT in any of the Bud Report proposals.

In Australia we just finished our fifth consecutive profitable quarter. We sold almost 10,000 machines in 2001, up from 67 in 2000. Our market share has improved and our gains have continued to perform better.

Maureen commented on the balance sheet, just reviewing our cash balance $364 million, up $90 million since the end of the last quarter. Cash flow in 2002 will continue to be strong.

Before we go to questions, just a few comments about some domestic gaming jurisdictions and other jurisdictions that are considering legalized gaming. We believe currently, and much has been written about this, that there are difficult economic conditions in at least 20 states, possibly more. Machines represent, some say, a painless source of revenue. New York is the most recent state to consider gaming. There is a bill that’s been proposed there that would allow six Native American casinos and machine gaming at the five racetracks in New York State. We’re told the New York government is solidly behind the effort, and the odds are favorable that this will move forward.

Prior gaming expansion has always grown the market. Twelve years ago in 1989 there were three gaming jurisdictions: Nevada, Atlantic City, New Jersey and Montana. Today there are an additional 13 jurisdictions. Few jurisdictions have suffered any decline and none have suffered any long-term decline as a result of the expansion of gaming. We are comfortable predicting that if you look out ten years there will likely be an additional ten new jurisdictions. States to watch are New York, of course, Ohio, Pennsylvania, Kentucky, Maryland, New Hampshire, Massachusetts, Kansas and Hawaii. All have current discussions underway for considering legalized gaming.

There are a variety of different models. Riverboats, racetracks, video lottery — a number of different models that the states can consider, and then change it as they move forward. To date there is an easing of regulations in Indiana in Missouri.

A comment before we go to questions on the Anchor acquisition. We believe that the transaction will go forward. We have said that it would be finalized by the end of January. We are comfortable today in saying that we believe it will happen before the end of January; we will meet that date. We do not believe price will be an issue. We think the deal continues to make sense for strategic reasons, for the people and the management synergies that will exist as a result of the marrying of Anchor and IGT, and it will be accretive to earnings.

Before we go to questions I want to reconfirm or possibly confirm for some of you, our feelings about the next fiscal year. We have seen estimates on our company and a number of reviews on what’s going to happen in our industry, and we have seen the consensus estimate currently at $3.12, down from I believe about $3.18, $3.19. We are saying today that we’re comfortable with that $3.12 estimate. We’re also saying it could be better, but our comfort guidance today is that $3.12 is a number we feel very comfortable with.

We believe, as IGT has in the past, except for this year 2001, we’ll have a better second half than our first half. It will be back-end loaded. It’s been that way in almost all years except 2001. First quarter guidance is we believe that the EPS will be equal to about last year, or $0.64.

At this time I think I’ll turn it over to you and any questions that you may have.

Moderator	The first question in queue comes from the line of David Baine with Roth Capital Partners. Please go ahead.

D. Baine	Hi, guys; great quarter. I was wondering if you could talk a little bit about Japan, I noticed a little bit of a falloff there. Is that just lack of a blockbuster game or is there anything going on there?

T. Baker	Well, we’ve had a tough time in Japan, not only in 2001, but also 2000. We’ve had a difficult time putting games out that have been received as well as we’d hoped. We are comfortable that this year will be better than 2001. I didn’t comment on it, but the backlog for games currently is stronger than it had been in the last quarter, maybe even twice as much, but still that’s not where we want to be. We have some work to do in Japan; I’ve said this in prior conference calls. It’s not getting worse, it is getting better, but it’s not getting to the point where we want it to be.

D. Baine	Is that just a game issue?

T. Baker	It’s a game issue; it’s all a game issue. The games that we design just aren’t accepted in the marketplace at the levels they need to be to sell the kind of quantities that we had a couple years ago, and that we really need to succeed and improve our market share in the ... market.

It won’t have a significant impact on the quarter. There’s only upside in Japan.

D. Baine	Right. Also, given the current market environment, do you see casinos being more receptive to putting machines in on a recurring revenue basis, some type of participation?

T. Baker	Well, that’s mixed. We have seen some casinos, and this has historically been the case. There are different views on participation machines or recurring revenue machines. Some casinos look at these games as an opportunity to get the best games available at no capital outlay, and then if for some reasons the performance levels fall off there are other choices that they have. There are yet other casinos, and this happens from time to time, that will try and reduce the number of participation games that they have. So there’s a mix out there of casinos. Some of the big customers from time to time move from a higher percentage of revenue sharing games and later the philosophy will be and you’ll see it go down. At the present time we’re seeing both things happen.

D. Baine	Right. As far as competitive landscape changes, what do you foresee is the main thing right now? Would you see it as cashless or just putting out the best games, or are things pretty much the way they were last year?

T. Baker	Well I think cashless, from a technology standpoint, is something that works and you’ll continue to see an increase in cashless games. It will drive the replacement cycle. But you cannot underestimate in any way the power of a game, regardless of the technology, regardless of just about anything. The popularity of the game and the earnings of the game and the success of IGT will depend on the popularity of our games.

D. Baine	Okay. Well great, guys. Congratulations again, keep plugging away. You’re doing a great job.

T. Baker	Thank you.

Moderator	Our next question comes from Mike Reebok’s line with Salomon/Smith Barney. Please go ahead.

M. Reebok	Just two questions. Maureen, the first one’s on the interest rates. Just to confirm, you said that the impact to this past fiscal year was $0.11 on the lower rates?

M. Mullarkey	Correct.

M. Reebok	What sort of an assumption are you incorporating into your comfort with a consensus for next year?

M. Mullarkey	Well, who knows about interest rates, but I think the general consensus is that we’ll see another 50 basis point decline within . . .

M. Reebok	Within the last 20 minutes?

M. Mullarkey	So we’re continuing to monitor that, but we do have a little bit of cushion baked in the numbers that Tom gave to you. But I think the general consensus is 50 basis points. There could be another cut, I don’t know what everybody is saying, I haven’t heard from what happened today. I don’t think it’s reasonable to assume that we will have to sustain the 350 basis points cut we had this year.

T. Baker	That’s not baked in.

M. Mullarkey	No.

M. Reebok	Okay. Tom or Maureen, just to gain a little more understanding for the rationale for a return to the seasonality that you saw in 2000, again would you describe it as more of a delay of some existing orders or was this past year unusual from some perspective that caused it to deviate from fiscal 2000?

T. Baker	Yes, the big deviation in 2001 was California. We started the year strong, in fact California started up in the third quarter of 2000, and then grew into the fourth quarter, but had a real head of steam in the first half. We sold over 19,000 machines in California and most of those were in the first half of the year.

M. Reebok	Okay, thanks.

Moderator	We do have a question from Robin Farley’s line with UBS Warburg. Please go ahead.

R. Farley	I have a couple of questions. When you talk about the planned progression units being at 90% pre-September 11th levels I’m just wondering if that’s something you’re seeing move up from week to week?

Question two: Maureen, if you could give a breakdown by jurisdiction of the product sales, you’ve given some more detail in the past. Then third question is in terms of the rate of new orders, Tom I know you said you really can’t say what would have been if it weren’t for September 11th, but could you talk about what it does look like now versus what it looked like at this time last year? I think you gave a backlog figure for progressives but not for regular product sales, so I’m just trying to get some sense of what that is versus last year?

T. Baker	Okay, well it’s much lower than last year. Last year we were at almost record levels and we’re having a difficult time getting machines out at this point in time. The progressive units of 2,300 is the number that I do have. I believe the number . . .

R. Farley	I’m just trying to get a ballpark whether you’re saying . . .

M. Mullarkey	I think Tom had indicated that the volume for ’02 will be comparable to ’01 levels domestically. We do think that Q1 could see some vulnerability just from the wait and see on Atlantic City and Nevada customers, but not too far off from what we’ve recorded in Q4.

T. Baker	I think the numbers I’ve got, average backlog last year was 8,000 to 9,000, and this year would be in the 5,000 to 6,000.

R. Farley	So you do have that backlog right now, okay.

T. Baker	Yes, we have that backlog now. Now backlog is not necessarily and never has been an indication of how we’re going to do in a particular quarter. Backlog is always higher when there are new casino openings on the horizon. At the present time there are not a lot of those things taking place, that’s why the replacement market is such an important part of the product sales going forward.

The Wynn property, he recently imploded the Dessert Inn for the new project, ..., did I say that correct, I believe that. Ameristar is commencing construction of a parking garage with the consolidation of two gaming vessels in Kansas City, but they’re not really expanding any gaming space, and the Wynn thing is out not this year but beyond. Pinnacle has received a license for a new casino at Lake Charles, that’ll be about a $200 million, but final approval is still pending and we don’t have that on our books for 2002.

So this is going to be a replacement year. This is going to be substantially a replacement year and be led by technology and the popularity of new games.

R. Farley	I think it was Maureen who said something about volume for ‘02 being comparable. Did you mean replacement or total product sales?

M. Mullarkey	In total, Robin.

R. Farley	Okay, great.

M. Mullarkey	Just to talk about, you wanted Q4 shipments?

R. Farley	Yes.

M. Mullarkey	I’m just going to give you the major markets and you can circle back later. In Nevada 5,700 for the fourth quarter, Midwestern markets 4,700, Atlantic City 800, Native America 2,400, Canada 600, so total domestic of 14,900. Australia 2,300, Barcrest 5,900, Europe 400, Japan 2,100, other international 1,400, total international 12,002; total unit sales 26,900.

R. Farley	Great. Then the other question was just on the play levels of progressive, whether that’s been recovering a little more weekly?

M. Mullarkey	Yes, absolutely.

T. Baker	Yes, that is getting a little better. A little different by market, but we’re seeing continual improvement now. Some markets have actually surpassed the prior September numbers.

M. Mullarkey	New Jersey and Michigan I believe are up over pre-September 11th levels.

R. Farley	Okay, great. Thank you.

Moderator	We have a question from Steve Kent’s line with Goldman Sachs. Please go ahead.

S. Kent	Hi, good afternoon. Just a couple of questions on the gaming issues for the Anchor deal, are there any things that you can lay out for us either FTC or SEC or any of those issues over the next few months. Then in light of that just talk a little bit about share buyback restrictions, when that starts to be an issue on buying back stock when you’re in the middle of this transaction? How many shares did you have at the end of the quarter so we can get a better feel for exactly what we should be forecasting for next year?

M. Mullarkey	As far as the Anchor acquisition, both companies are working very hard to close the transaction. We’re hoping to go effective with the SEC here in the next week. We have subsequently given all the information as requested by both companies to the FTC and we’re hoping for some closure there to talk about in the next couple of weeks. So full speed ahead on that.

As far as share repurchase as I understand it we are restricted from share repurchase once we mail the proxy [and we won’t mail the proxy and set the date until we have the FTC okay] [BRACKETED WORDS WERE NOT INTENDED TO MEAN THAT THE DATE OF THE STOCKHOLDERS' MEETINGS WILL NOT BE SET AND THE MAILING OF THE PROXY STATEMENTS WILL NOT OCCUR PRIOR TO THE EXPIRATION OF THE HART-SCOTT-RODINO WAITING PERIOD. ON AUGUST 29, 2001, THE FTC REQUESTED ADDITIONAL INFORMATION FROM IGT AND ANCHOR GAMING AND THE PARTIES ARE IN THE PROCESS OF PROVIDING THAT INFORMATION TO THE FTC. THE WAITING PERIOD WILL EXPIRE 30 DAYS AFTER SUBSTANTIAL COMPLIANCE WITH THE REQUEST FOR ADDITIONAL INFORMATION OR UPON EARLIER TERMINATION BY THE FTC, AND IGT AND ANCHOR MAY SET THEIR STOCKHOLDER MEETING DATES AND MAIL THEIR PROXY STATEMENTS WITHOUT HAVING COMPLETED THE RESPONSE TO THE SECOND REQUEST OR HAVING FTC CLEARANCE TO CLOSE THE MERGER]. At the end of September we had 8.3 million shares left outstanding in our share approval, and shares, let’s see, if you wanted to use shares going forward I think about 74 [THE INTENDED AND CORRECT NUMBER IS 75] million would be correct.

S. Kent	Okay, thank you.

Moderator	We have a question from Sanja Sin’s line from Burgundy Asset Management. Please go ahead.

S. Sin	Hi. I just wanted to ask you what amortization of goodwill was last year, in the fiscal year ended and what you built into next year’s $3.12 estimate?

M. Mullarkey	We amortized approximately $4 million on a per annum basis, and that $3.12 would have that same amortization in there.

S. Sin	Only $4 million out of that $180 odd on the balance sheet?

M. Mullarkey	Correct.

S. Sin	Okay, so it’s not a lot per share obviously. What’s your Australia market share now, given the volume pickup you guys had this year?

T. Baker	I’d say in the 30s, but I don’t know specifically.

M. Mullarkey	In Queensland as I understand it we had leading share, in the two major markets, New South Wales is the largest and Queensland is the second largest, with leading share in Queensland closing the gap in New South Wales, and I just read an analysts report today from Australia and they’re commenting how Aristocrat gains are catching up to IGT’s as far as play per day, so we’re very pleased with what the gain down there has done as far as game introductions. That has obviously helped to get our volumes of almost 10,000 for the full year. We had a great show at the end of August in Sydney, a lot of favorable customer comments regarding our introductions there.

S. Sin	Right.

T. Baker	There’s a situation in Australia that harmonization program down there where the government has strong feelings of no expansion of gaming, in fact there were some discussions of even restricting the gaming that already exists down there. It’s not final yet either way, but the sentiment is that that might be easing a bit.

S. Sin	Okay. Can you talk about what you’re seeing from the international guys in terms of them coming to states and how you’re seeing competition against them, if it’s better or worse than it’s historically been, any of that kind of stuff? I know you referred to it in the past when you talked about California?

T. Baker	Well I’ll tell you, competition today is as keen as it has ever been. I think that’s something that there isn’t any other point of view on that. There are a number of competitors out there.

The international competitors have done some business in California, and a few other markets, but by and large the companies that are big in the international market are not too big in the U.S. market. Some of them it might be regulatory, the licensing hurdles that they go through. There’s not too many, Atronics is here, Aristocrat, Sigma, Konami, an Australian company, but those are the ones that are in most of the markets in the U.S.

M. Mullarkey	We really have not seen any kind of deterioration of share that was relative to those international players.

S. Sin	Okay. The last point was Tom started talking about obviously a longer-term look and new jurisdictions opening and all that kind of stuff. Is there anything else you can say on that subject? It was kind of interesting, but just any other views on it?

T. Baker	Well, we think that what happened in the early 90s when we saw a number of jurisdictions open up there was a lot of discussion about how those would be received and how they would impact other markets. That was driven at that time by I think budget deficits and a number of states that were reluctant, at least politically reluctant to legalize gaming. Some did so, they started in the riverboats and also the Native American with the Indian Gaming Act we started to see the Native American casinos open up.

We saw the business grow substantially. I think in terms of the numbers we keep track of the number of machines, it’s grown over 400% in the ten years. We think that the situation right now is not much different than what we saw in the late 80s and the early 90s. A number of states that have not legalized gaming have continued to look at it. They’ve looked at the experiences of the states that have and these are not our way of describing it, but some political way of describing it as a painless way of increasing taxes and reducing budget deficits.

So I went out on a limb here, I don’t know, you can come back in ten years and see if I’m right or wrong, but I’m saying if we look at the last ten years we went from three jurisdictions to 16. I’m saying if you go out another ten years the 16’s going to go to 26.

S. Sin	Right. Thanks a lot, Tom.

Moderator	We have question from Joyce Minor’s line with Lehman Brothers. Please go ahead.

J. Minor	Tom, I’m not sure I heard you talk about what the year-over-year change in orders has been since the G2E conference, since first four weeks out a year ago, and perhaps sharing with us what you’re thinking in terms of units for the next couple of quarters in product sales?

T. Baker	Well as far as the units following the show I do not have information on that. As far as the unit sales for domestic units for the year just ended we had Q1 domestic units last year of about 15,000 or 16,000, and our estimate on domestic units for this quarter, Q1, it will probably be, the current numbers that we would look at would be in the area of 14,000.

J. Minor	So that’s flat with where it was in the first half of last year.

T. Baker	I think we said that, we expect the first quarter to be flat with last year. Now one thing I want to point out, last year had California as a new market. We don’t have that market and Joyce we are saying that this year will be back end loaded as every IGT year I believe has always been, with the exception of 2001, and that was the California market.

M. Mullarkey	It’s important too just to remind the shareholders out there that while California may be down in ‘02, which is likely, there are other opportunities in Native American markets such that the ... came in, which is a Native American outlet at just around 19,000 shipments in ‘01. We think that that number is going to be comparable next year because of opportunities in places like Michigan, Wisconsin and Louisiana and a very strong placement demand pattern there as well.

T. Baker	On the Native American I commented that it was 19,200 this year and we expected it to be about 90% without the California market, so we’re looking at Native American numbers around 18,000 for the year.

J. Minor	Okay. Tom, in the past you had talked about replacement sales getting to 50,000 on a full year basis or 12,500 a quarter, and I guess that that’s back loaded too, but do you still see 50,000 for the full year next year as a target?

T. Baker	Yes, and that includes the Native American.

J. Minor	Okay. Maureen, can you give us a finished goods number for the end of the quarter?

M. Mullarkey	We saw total inventory at 155 million. At the end of the quarter finished goods was 81 million.

J. Minor	Thank you.

Moderator	Did you have any further questions, ma’am?

J. Minor	I’m all set. Thank you.

Moderator	Great. We do have a question then from David Barteld’s line with Wells Fargo. Please go ahead.

D. Barteld	Hi, Maureen, Tom, Bob; how is everybody doing? Congratulations. Most of my questions have been answered, but Maureen we never really caught up on this and Tom mentioned the current federal tax proposal and the potential benefits to operators. I was wondering if you might comment at this point on maybe accelerated depreciation, the alternative minimum tax and what potential benefits that IGT itself might realize from it?

M. Mullarkey	As I understand it the economic package has not yet been approved or passed, but HR3090, what it does is lowers the tax basis of an asset by 30% in year one and you get the full year, that 30% deduction in the first full year. So it’s a pretty big cash flow positive. You will depreciate that asset over the same amount of years but you will accelerate the cash up into the front half of that.

For any company that purchases technology, slot machines are inclusive of this proposal, as I understand the purchase of new technology and the purchase of technology from September 12, 2001 through 2004. So all companies will benefit from it. We are particularly happy about this in light of the benefit that it will afford our customers.

D. Barteld	Okay, thank you.

Moderator	We have a question from Ethan Devine with Endis. Please go ahead.

E. Devine	I’m wondering if you can tell me first of all what were your California sales last year in dollars? Can you release that? Or in percent terms, what’s the implicit growth of non-California sales, if your sales stay flat total?

M. Mullarkey	The California in the year 2001 we sold about 12,000 games. In the year 2000 I think we sold about 5,000 games, and next year we’ll probably sell 5,000 to 6,000, again with Native American sales comparable with this year at approximately 18,000 games in ’02.

E. Devine	Great, thanks. Then finally how are you seeing Aristocrats acquisition of CSL impacting their competition and in what ways are you seeing contract negotiations changing as a result of their more strong on ... of the market?

T. Baker	Well, I said the market is competitive today as probably we’ve seen ever. I don’t know of any significant orders that we’ve lost to Aristocrat. I think they’re another competitor out there. They were and are a strong competitor in Australia, in fact the strongest. They led the market within the last year, maybe year and a half that we’ve been able to put up a formidable threat to Aristocrat in some of the markets.

At this point in time we really haven’t seen that much. They’re there; we know they’re there and we expect that they will be a competitor for some time to come.

M. Mullarkey	If you look at California, the latest new market would serve an equal playing field amongst competitors, Aristocrat was a kind of distant third in that market, sub 10% market share.

E. Devine	Would you say that competition in general is happening in terms of price or in terms of product offering?

T. Baker	I think just people out there. There’s certainly more product offerings, and I think all of the competitors, IGT and all the competitors not only, well some of the competitors have almost dismissed the sale of games and are designing games for some kind of rental or participation or recurring model because they probably looked at the business and felt that certainly as a small company that’s about the only way you’re going to survive in a strong competitive market.

But the competition is quite keen, and the product offerings of a number of companies out there have good products and probably better than we’ve seen in a long time.

E. Devine	Thank you very much.

Moderator	Thank you. We have a question from Jeff Gates with ECF Value Fund. Please go ahead.

J. Gates	It looks like the growth rate of the stand alone gaming operations was greater than the joint venture beginning in this quarter. I’m wondering if there’s anything different in the September quarter or anything different as far as your relationship between your stand alone gaming and what goes into the joint venture?

M. Mullarkey	Well, the relationship is very strong between Anchor Gaming and IGT. For the wholly owned business we introduced several new product offerings; The Price is Right, Regis Cash Club, Million Dollar Pyramid; those are probably the items that grew the base the most. In the joint venture we had introduced the I Dream Of Jeannie reel product kind of midyear or early in the year.

Next year in the joint venture as we showed it in the G2E in early October we’re introducing American Bandstand and Elvira.

J. Gates	So I guess looking forward would you expect the growth rate of the joint venture to be, historically it’s been greater than your stand alone gaming operations, I guess it was only this quarter that your stand alone was greater. So which has the higher growth rate going forward?

T. Baker	I think it depends on the release of games, but once the acquisition is complete is really won’t make any difference.

J. Gates	Thank you.

Moderator	We have a question from John Kemp’s line with Goldman Sachs. Please go ahead.

J. Kemp	Good afternoon, just a couple of quick questions here. Number one, Maureen of the cash that you have on the books now how much of that do you define as free cash?

M. Mullarkey	I would say about $300 million of it.

J. Kemp	I know I ask this question all the time, but with all this cash and the projections that more cash will come forward next year, what are the thoughts on how you’re going to apply that to the business?

T. Baker	Well I think the cash flow of the business is what you’ve heard today from Maureen’s comments and mine about the business. We’ve had a great cash flow year and we’re going to have another great cash flow year. We’ve used the cash we think effectively in the past to acquire other companies or to repurchase our own equity and/or debt within. We believe we’ve been an opportunistic buyer in that regard, and I think both of those things will continue to be opportunities to use the cash.

Now if opportunities to acquire our equity or debt, if those situations are not there it won’t bother us to hold the cash for a while. There’s always something that comes up and we’ll use it to enhance shareholder value. That’s the primary reason that we’ll spend the cash.

J. Kemp	It just seems like there’s a lot of cash on the books that just doesn’t seem to go away, so I was always curious about whether you have any plans. It sounds like nothing is really immediate there.

T. Baker	Nothing’s immediate. I think we’re moving ahead with the same philosophy we’ve had in the past.

J. Kemp	Now just one balance sheet item, it seems like a minor one but during the quarter on the accounts payable it seemed to grow about $60 million quarter over quarter. I was wondering is there anything that was involved there?

T. Baker	I noticed that this morning and asked Maureen, so she’s going to answer it.

M. Mullarkey	We had purchased some shares and the debt redemption right at the end of September. Some of the share repurchase, we had about $43 million outstanding on the shares and then $8 million on the debt, so it was in payables.

T. Baker	That was the aberration.

J. Kemp	Okay, so that’s going to reverse out in the first quarter and knock down some of that cash. Okay. Then finally the $3.12 estimate for next year, I was unclear, does that include the acquisition of Anchor?

T. Baker	No.

J. Kemp	That’s all I had. Thank you.

Moderator	We have a question from Harry Curtis with Robertson Stevens. Please go ahead.

H. Curtis	Just a clarification first of all, Maureen you mentioned 74 million shares outstanding. Is that fully diluted?

M. Mullarkey	Yes it is, Harry.

H. Curtis	Okay. The second question is for Tom. You mentioned that some of your customers were at least currently freezing cap ex. Is that freezing total or does that mean freeze at last year’s level?

T. Baker	Well, we don’t know. It changes every day, Harry. I think they’re all going through the process of what should happen. The most uncertainty clearly was in September.

M. Mullarkey	The most uncertainty ... goes with the exposure to the strip and Atlantic City.

T. Baker	Those are places, really the fly in destinations are the ones that are having the most difficulty, with occupancy rates and play levels and so on. The drive to destinations is much less, and the local market orientations are less again.

But we see it changing as the market continues to come back and be stronger.

H. Curtis	Okay. Maureen, one other question for you. On your income statement you guys expense about $20 million annually of depreciation and amortization (D&A). What is the total D&A that you record and which line item is it carried in; where is the difference?

M. Mullarkey	For the year, Harry, total D&A was about $80 million. It’s in cost of goods for product sales; a lot of it’s in cost of goods for gaming operations because we maintain those gains of fixed assets. You’ll see $63 million on our cash flow statement when we file for 10-K for D&A, and add to that about $17 million related to the joint venture, so for a total D&A for the fiscal ’01 period of $80 million

H. Curtis	Good. Thank you very much.

Moderator	We have a question from Salvador DiPietro with Merrill Lynch. Please go ahead.

S. DiPietro	Hi, Maureen and Tom. I was just hoping you could help me reconcile some of the comments you made earlier today. You’ve indicated that you’re comfortable with the $3.12 first call consensus, however you’ve also stated that you expected domestic unit shipments to approximate what was experienced in fiscal 2001 and for the progressive units installed to end the year at roughly 30,000. If I run that through the model I’m coming out with estimates that are at least $0.15 above what you are currently comfortable with. How can I reconcile the two?

T. Baker	Maybe I better go back and reconcile them. Listen, on terms of the units, we’re trying to give you indications. They’re not necessarily reconciled with that. As almost everybody in the financial community, there’s been a certain amount of rethinking of your business and your customers. We watch what you guys have done. You guys do a lot of research as we do. The consensus estimate was higher; it has recently come down based on research that’s been done by 13 analysts on Wall Street, and we wanted to give guidance. Our guidance today is a consensus guidance of the compilation of you and the other people on your side of the street.

S. DiPietro	Okay, but you still remain relatively confident that for the full year...

T. Baker	We’ve given you indications of what our goals are, and I also said on the consensus estimate that it could be beat.

S. DiPietro	Okay, thank you.

M. Mullarkey	Sal, too, given how everybody’s trying to figure out the world, we plan to update to you regularly as we have clearer information.

S. DiPietro	Okay, thanks guys.

Moderator	Thank you. At this time I’m showing no further questions in queue.

T. Baker	Okay. Well, I’m going to conclude. My remarks will be brief here in conclusion. This has been a good conference call. We thank you for your attention and interest.

Certainly the events of the last few weeks and since 9/11 have caused great uncertainty in the financial community. I think all of us have had to rethink where we are in our businesses and where we’re going, and we’ve looked at that not only from IGT, but from our customer and the environment with what we have going forward.

We believe that all companies need to be put into the categories of those that are confident and those that are not sure about where they’re going in the future. The one message that I want to leave with you today, that we believer our environment is very strong. We believe that our business is strong because of the diversity. We’re across a number of markets. Our product offerings are as good or better than they’ve ever been, and we believe that IGT is strongly in the category of a confident company; we know where we’re going and we think the business environment is going to get better.

With that I’ll say thank you for your attention today and we’ll continue working hard for you. Thank you and goodbye.

Moderator	Thank you. Ladies and gentlemen, this conference will be available for replay starting today, November 6th at 4:15 p.m. Pacific Time and will be available though Friday, November 16th at Midnight Pacific Time. You’ll be able to access the AT&T Executive Playback Service by dialing 1-800-475-6701 from within the United States, or from outside the United States please dial 320-365-3844 and enter the access code 607767.

That does conclude our conference for today. Thank you for your participation and for using AT&T’s Executive Teleconference. You may now disconnect.

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